SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 13, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Decision to Acquire Shares by Subsidiary

KT Skylife, a subsidiary of KT, made a resolution to acquire Hyundai HCN and Hyundai Media in order to strengthen the capacity and synergy in Pay TV business.

•	Date of Resolution: October 13, 2020

•	Details of Acquisition

Company Name	Hyundai HCN Co., Ltd.	Hyundai Media Co., Ltd.
Principal Business	Television Broadcasting	Broadcast Program Production
Capital Stock (KRW)	35,000,000,000	3,017,428,000
Total Number of Issued Shares	7,000,000	3,017,428
Number of the Shares to be Acquired	7,000,000	3,017,428
Shareholding Ratio after Acquisition	100.0%	100.0%
Acquisition Value (KRW)	491,100,000,000	29,000,000,000
Acquisition Method	Cash
Total Shareholders’ Equity of KT Skylife (KRW)	705,437,330,222
Scheduled Acquisition Date	July 30, 2021 (subject to change)